Delisting Determination, The Nasdaq Stock Market, LLC, May 11, 2026 Twin Hospitality Group Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Common Stock of Twin Hospitality Group Inc. effective at the opening of the trading session on June 15, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.The Company was notified of the Staff determination on January 28, 2026.
The Company Class A Common Stock was suspended on February 4, 2026. The Staff determination to delist the Company Class A Common Stock became final on February 4, 2026.